SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 4)(1)

         MOTO GUZZI CORPORATION (f/k/a NORTH ATLANTIC ACQUISITION CORP.)
--------------------------------------------------------------------------------
                                (Name of issuer)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   619819 10 5
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  March 5, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 28 Pages)
--------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 2 of 28 Pages
-----------------------------------            ---------------------------------


================================================================================
       1        NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      THE MARILYN AND BARRY RUBENSTEIN FAMILY FOUNDATION
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
       3        SEC USE ONLY

--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                    / /
--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OR ORGANIZATION

                      NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF            7         SOLE VOTING POWER
     SHARES
  BENEFICIALLY                            0
 OWNED BY EACH  ----------------------------------------------------------------
   REPORTING
  PERSON WITH
                        8         SHARED VOTING POWER

                                           0
                ----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           0
                ----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         0
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         0%
--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON*

                         OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 3 of 28 Pages
-----------------------------------            ---------------------------------


================================================================================
       1        NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                             BARRY RUBENSTEIN
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
       3        SEC USE ONLY

--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS*
                       OO
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       / /
--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
--------------------------------------------------------------------------------
   NUMBER OF            7         SOLE VOTING POWER(1}
     SHARES
  BENEFICIALLY                             20,000
 OWNED BY EACH  ----------------------------------------------------------------
   REPORTING
  PERSON WITH
                        8         SHARED VOTING POWER

                                           448,000(2)
                ----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER(1)

                                           20,000
                ----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           448,000(2)
--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       468,000(1)(2)
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                     / /
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       8.5%
--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON*

                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
 (1) These  securities are held by the Barry Rubenstein Rollover IRA.
 (2) Includes (i) 342,410 shares of Class A Common Stock held by Wheatley Partners, L.P., (ii) 21,590 shares of Class A Common Stock held by Wheatley Foreign Partners, L.P., (iii) 35,000 shares of Class A Common Stock held by Woodland Venture Fund, (iv) 21,000 shares of Class A Common Stock held by Woodland Partners and (v) 28,000 shares of Class A Common Stock held by Seneca Ventures. Mr. Rubenstein disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 4 of 28 Pages
-----------------------------------            ---------------------------------

================================================================================
      1          NAME OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          BROOKWOOD PARTNERS, L.P.
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3          SEC USE ONLY

--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*
                       WC, OO
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      / /
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OR ORGANIZATION

                       NEW YORK
--------------------------------------------------------------------------------
  NUMBER OF              7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                               0
OWNED BY EACH     --------------------------------------------------------------
  REPORTING
 PERSON WITH
                         8         SHARED VOTING POWER

                                            0
                  --------------------------------------------------------------
                         9         SOLE DISPOSITIVE POWER

                                            0
                  --------------------------------------------------------------
                        10         SHARED DISPOSITIVE POWER

                                            0
--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          0
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES*                                    / /
--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0%
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 5 of 28 Pages
-----------------------------------            ---------------------------------


================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                         WHEATLEY PARTNERS, L.P.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                       WC, OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                       DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF             7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                           342,410
OWNED BY EACH     --------------------------------------------------------------
  REPORTING
 PERSON WITH
                        8         SHARED VOTING POWER
                                        21,590(1)
                  --------------------------------------------------------------

                        9         SOLE DISPOSITIVE POWER

                                        342,410
                  --------------------------------------------------------------

                       10         SHARED DISPOSITIVE POWER

                                        21,590(1)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       364,000(1)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                     / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.6%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
     (1) Includes 21,590 shares of Class A Common Stock held by Wheatley Foreign Partners, L.P., of which Wheatley Partners, L.P. disclaims beneficial ownership.

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 6 of 28 Pages
-----------------------------------            ---------------------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      WHEATLEY FOREIGN PARTNERS, L.P.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                       WC, OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                       DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF             7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                           21,590
OWNED BY EACH     --------------------------------------------------------------
  REPORTING
 PERSON WITH
                        8         SHARED VOTING POWER

                                        342,410(1)
                  --------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                        21,590
                  --------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                        342,410(1)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       364,0001
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                     / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.61%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
(1) Includes 342,410 shares of Class A Common Stock held by Wheatley Partners, L.P., of which Wheatley Foreign Partners, L.P. disclaims beneficial ownership.

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 7 of 28 Pages
-----------------------------------            ---------------------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          WOODLAND VENTURE FUND
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                         WC, OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                         NEW YORK
--------------------------------------------------------------------------------
  NUMBER OF             7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                           35,000
OWNED BY EACH     --------------------------------------------------------------
  REPORTING
 PERSON WITH
                        8         SHARED VOTING POWER

                                        0
                  --------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                        35,000
                  --------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       35,000
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                     / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.6%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 8 of 28 Pages
-----------------------------------            ---------------------------------


================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                             WOODLAND PARTNERS
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                         WC, OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                         NEW YORK
--------------------------------------------------------------------------------
  NUMBER OF             7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                           21,000
OWNED BY EACH     --------------------------------------------------------------
  REPORTING
 PERSON WITH
                        8         SHARED VOTING POWER

                                        0
                  --------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                        21,000
                  --------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       21,000
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                     / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.4%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 9 of 28 Pages
-----------------------------------            ---------------------------------


================================================================================
       1        NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                             SENECA VENTURES
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
       3        SEC USE ONLY

--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS*
                       WC, OO
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       / /
--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF            7         SOLE VOTING POWER
     SHARES
  BENEFICIALLY                          28,000
 OWNED BY EACH    --------------------------------------------------------------
   REPORTING
  PERSON WITH
                        8         SHARED VOTING POWER

                                        0
                  --------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                        28,000
                  --------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       28,000
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                     / /
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.5%
--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 10 of 28 Pages
-----------------------------------            ---------------------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                             BARRY FINGERHUT
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                       PF, OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
--------------------------------------------------------------------------------
  NUMBER OF             7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                           21,000
OWNED BY EACH     --------------------------------------------------------------
  REPORTING
 PERSON WITH
                        8         SHARED VOTING POWER

                                        364,000(1)
                  --------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                        21,000
                  --------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                        364,000(1)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       385,000(1)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                     / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       7.0%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------
     (1) Includes (i) 342,410 shares of Class A Common Stock held by Wheatley Partners, L.P. and (ii) 21,590 shares of Class A Common Stock held by Wheatley Foreign Partners, L.P., of which Mr. Fingerhut disclaims beneficial ownership except to the extent of his respective equity interest therein.

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 11 of 28 Pages
-----------------------------------            ---------------------------------


================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                               IRWIN LIEBER
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                         PF, OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
--------------------------------------------------------------------------------
  NUMBER OF             7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                           21,000
OWNED BY EACH     --------------------------------------------------------------
  REPORTING
 PERSON WITH
                        8         SHARED VOTING POWER

                                        364,000(1)
                  --------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                        21,000
                  --------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                        364,000(1)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       385,000(1)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                     / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       7.0%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------
     (1) Includes (i) 342,410 shares of Class A Common Stock held by Wheatley Partners, L.P. and (ii) 21,590 shares of Class A Common Stock held by Wheatley Foreign Partners, L.P., of which Mr. Lieber disclaims beneficial ownership except to the extent of his respective equity interest therein.

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 12 of 28 Pages
-----------------------------------            ---------------------------------


         The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 4, the Schedule 13D remains in full force and effect.

         Item 1 is hereby amended to add the following:

Item 1.           Security and Issuer.

         This Statement relates to Class A Common Stock, $.01 par value per share, of Moto Guzzi Corporation (the "Issuer"). On March 5, 1999, the Issuer, Moto Guzzi Corporation, a Delaware corporation ("MGC"), and for limited purposes Trident Rowan Group, Inc. a Maryland corporation ("TRG"), closed on a merger and reorganization pursuant to which MGC merged with and into the Issuer, with the Issuer being the surviving corporation (the "Merger"). Pursuant to the Merger, the Issuer filed an Amended and Restated Certificate of Incorporation, that, among other things, reclassified and combined the Class B Common Stock into the Class A Common Stock and changed the Issuer's name from North Atlantic Acquisition Corp. to Moto Guzzi Corporation. The principal executive offices of the Issuer are located at 350 Park Avenue, New York, New York 10022.

         Item 2 is hereby amended to add the following:

Item 2.           Identity and Background.

         1.       (a)  Wheatley Partners,  L.P., a Delaware limited  partnership
                       ("Wheatley").
                  (b)  Address:         80 Cuttermill Road
                                        Suite 311
                                        Great Neck, NY 11021
                  (c)  Principal Business:       Investments

         2.       (a)  Wheatley  Foreign  Partners,  L.P.,  a  Delaware  limited partnership ("Wheatley Foreign").
                  (b)  Address:         Third Floor
                                        One Capital Place
                                        P.O. Box 1062
                                        George Town, Grand Cayman
                                        Cayman Islands, B.W.I.
                  (c)  Principal Business:       Investments

         3.       (a)  Wheatley  Management  Ltd., a Cayman Islands  corporation
                       ("Wheatley Management").
                  (b)  Address:         Third Floor
                                        One Capital Place
                                        P.O. Box 1062
                                        George Town, Grand Cayman
                                        Cayman Islands, B.W.I.
                  (c)  Principal Business:       Investments

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 13 of 28 Pages
-----------------------------------            ---------------------------------


         4.       (a)    Wheatley  Partners,   LLC,  a  Delaware  limited
                         liability company ("Wheatley LLC").
                  (b)    Address:         80 Cuttermill Road
                                          Suite 311
                                          Great Neck, NY 11021
                  (c)    Principal Business:       Investments

         5.       (a)    Barry Fingerhut
                  (b)    Address:         80 Cuttermill Road
                                          Suite 311
                                          Great Neck, NY 11021
                  (c)    Principal Business:       Investments
                  (f)    Citizenship:              United States

         6.       (a)    Woodland Venture Fund, a New York limited partnership.
                  (b)    Address:         68 Wheatley Road
                                          Brookville, New York 11545
                  (c)    Principal Business:       Investments

         7.       (a)    Woodland Partners, a New York general partnership.
                  (b)    Address:         68 Wheatley Road
                                          Brookville, New York 11545
                  (c)    Principal Business:       Investments

         8.       (a)    Seneca Ventures, a New York limited partnership.
                  (b)    Address:         68 Wheatley Road
                                          Brookville, New York 11545
                  (c)    Principal Business:       Investments

         9.       (a)    Irwin Lieber
                  (b)    Address:         80 Cuttermill Road
                                          Suite 311
                                          Great Neck, NY 11021
                  (c)    Principal Business:       Investments
                  (f)    Citizenship:              United States

         10.      (a)    Jonathan Lieber
                  (b)    Address:         80 Cuttermill Road
                                          Suite 311
                                          Great Neck, NY 11021
                  (c)    Principal Business:       Investments
                  (f)    Citizenship:              United States

         11.      (a)    Seth Lieber
                  (b)    Address:         80 Cuttermill Road

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 14 of 28 Pages
-----------------------------------            ---------------------------------


                                          Suite 311
                                          Great Neck, NY 11021
                  (c)    Principal Business:       Investments
                  (f)    Citizenship:              United States


         (d)      No  Reporting  Person has,  during the last five  years,  been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

         (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         Item 3 is hereby amended to add the following:

Item 3.           Source and Amount of Funds or Other Consideration.2

                  The aggregate purchase price of the 342,410 shares of Class A Common Stock held by Wheatley is $2,445,788 (exclusive of the consideration payable upon exercise of not currently exercisable nominal warrants to purchase 65,221 shares of Class A Common Stock) and were acquired with its working capital and its other funds.

                  The aggregate purchase price of the 21,590 shares of Class A Common Stock held by Wheatley Foreign is $154,212 (exclusive of the consideration payable upon exercise of not currently exercisable nominal warrants to purchase 4,112 shares of Class A Common Stock) and were acquired with its working capital and its other funds.

                  The aggregate purchase price of the 21,000 shares of Class A Common Stock held by Woodland Partners is $150,000 (exclusive of the consideration payable upon exercise of not currently exercisable nominal warrants to purchase 4,000 shares of Class A Common Stock) and were acquired with its working capital and other funds.

                  The aggregate purchase price of the 35,000 shares of Class A Common Stock held by Woodland Venture Fund is $250,000 (exclusive of the consideration payable upon exercise of not currently exercisable nominal warrants to purchase 6,667 shares of Class A Common Stock) and were acquired with its working capital and its other funds.

                  The aggregate purchase price of the 28,000 shares of Class A Common Stock held by Seneca Ventures is $200,000 (exclusive of the consideration payable upon exercise of not
--------
     (2) Reference is made to Item 5(c) regarding the issuance to certain Reporting Persons of certain shares of Class A Common Stock upon the exchange of securities of MGC pursuant to or concurrently with the Merger.

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 15 of 28 Pages
-----------------------------------            ---------------------------------


currently exercisable nominal warrants to purchase 4,000 shares of Class A Common Stock) and were acquired with its working capital and its other funds.

                  The aggregate purchase price of the 21,000 shares of Class A Common Stock held by each of Barry Fingerhut and Irwin Lieber is $150,000 each (exclusive of the consideration payable by each upon exercise of not currently exercisable nominal warrants to purchase 4,000 shares of Class A Common Stock) and were acquired with the personal and other funds of each of Mr. Fingerhut and Mr. Lieber.

         Item 4 is hereby amended to read in its entirety as follows:

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired the shares of Class A Common Stock, and, as applicable, the securities of the Issuer or MGC that were exchanged for or converted into shares of Class A Common Stock for investment purposes. On March 8, 1999, Barry Fingerhut was elected to the Issuer's Board of Directors. Except as set forth herein and for Mr. Fingerhut, in his capacity as a director of the Issuer, no Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

                  Item 5(a) and (b) are hereby amended to read in their entirety as follows:

Item 5.  Interest in Securities of the Issuer.

                  (a) The following table sets forth the aggregate number and percentage (based on 5,496,000 shares of Class A Common Stock outstanding as of March 23, 1999, as reported by a representative of the Issuer) of Class A Common Stock beneficially owned by each person named in Item 2 of Schedule 13D.


                                   Shares of Common      Percentage of Shares of
                                        Stock                   Common Stock
Name                              Beneficially Owned         Beneficially Owned
----                              ------------------         ------------------
Wheatley Partners, L.P.(1)           364,000                          6.6%
Barry Rubenstein(2)                  468,000                          8.5%
Irwin Lieber(3)                      385,000                          7.0%
Barry Fingerhut(3)                   385,000                          7.0%
Wheatley Partners, LLC(4)            364,000                          6.6%
Seth Lieber(3)                       364,000                          6.6%
Jonathan Lieber(3)                   364,000                          6.6%
Wheatley Management Ltd.(5)           21,590                          0.4%

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 16 of 28 Pages
-----------------------------------            ---------------------------------

                                   Shares of Common      Percentage of Shares of
                                        Stock                   Common Stock
Name                              Beneficially Owned         Beneficially Owned
----                              ------------------         ------------------

Wheatley Foreign Partners, L.P.(6)   364,000                          6.6%
Seneca Ventures                       28,000                          0.5%
Woodland Venture Fund                 35,000                          0.6%
Woodland Partners                     21,000                          0.4%
Marilyn Rubenstein(7)                 84,000                          1.5%
Woodland Services Corp.(8)            63,000                          1.1%


---------------------
(1) Includes 21,590 shares of Class A Common Stock held by Wheatley Foreign. Wheatley disclaims beneficial ownership of the securities held by Wheatley Foreign.

(2) Includes (i) 342,410 shares of Class A Common Stock held by Wheatley Partners, L.P., (ii) 21,590 shares of Class A Common Stock held by Wheatley Foreign Partners, L.P., (iii) 35,000 shares of Class A Common Stock held by Woodland Venture Fund, (iv) 21,000 shares of Class A Common Stock held by Woodland Partners and (v) 28,000 shares of Class A Common Stock held by Seneca Ventures. Mr. Rubenstein disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

(3) Includes (i) 342,410 shares of Class A Common Stock held by Wheatley and (ii) 21,590 shares of Class A Common Stock held by Wheatley Foreign, of which the person identified in the table disclaims beneficial ownership, except to the extent of his respective equity interest therein.

(4) Includes (i) 342,410 shares of Class A Common Stock held by Wheatley and (ii) 21,590 shares of Class A Common Stock held by Wheatley Foreign. The Wheatley LLC disclaims beneficial ownership of these securities except to the extent of its equity respective ownership in Wheatley and Wheatley Foreign.

(5) Includes 21,590 shares of Class A Common Stock held by Wheatley Foreign, of which Wheatley Management disclaims beneficial ownership, except to the extent of its equity interest therein.

(6) Includes 342,410 shares of Class A Common Stock held by Wheatley. Wheatley Foreign disclaims beneficial ownership of the securities held by Wheatley.

(7) Includes (i) 21,000 shares of Class A Common Stock held by Woodland Partners, (ii) 35,000 shares of Class A Common Stock held by Woodland Venture Fund and (iii) 28,000 shares of Class A Common Stock held by Seneca Ventures. Mrs. Rubenstein disclaims beneficial

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 17 of 28 Pages
-----------------------------------            ---------------------------------


         ownership of the securities held by Woodland Partners, Woodland Venture Fund and Seneca Ventures, except to the extent of her respective equity interest therein. Does not include securities held by Barry Rubenstein, the husband of Marilyn Rubenstein.

(8) Includes (i) 35,000 shares of Class A Common Stock held by Woodland Venture Fund and (ii) 28,000 shares of Class A Common Stock held by Seneca Ventures, of which Woodland Services Corp. disclaims beneficial ownership, except to the extent of its respective equity ownership therein.

                  (b) Wheatley has sole power to vote and dispose of 342,410 shares of Class A Common Stock, representing approximately 6.2% of the outstanding shares of Class A Common Stock and may be deemed to have shared power to vote and dispose of 21,590 shares of Class A Common Stock, representing approximately 0.4% of the outstanding shares of Class A Common Stock.

                  By virtue of being the general partner of Wheatley and a general partner of Wheatley Foreign, Wheatley LLC may be deemed to have shared power to vote and dispose of 364,000 shares of Common Stock, representing approximately 6.6% of the outstanding shares of Class A Common Stock.

                  By virtue of being a member and an officer of Wheatley LLC, each of Seth Lieber and Jonathan Lieber may be deemed to have shared power to vote and dispose of 364,000 shares of Class A Common Stock, representing approximately 6.6% of the outstanding shares of Class A Common Stock.

                  Barry Rubenstein has sole power to vote and dispose of 20,000 shares of Class A Common Stock held by the Barry Rubinstein Rollover IRA, representing approximately 0.4% of the outstanding shares of Common Stock. By virtue of being a member and an officer of Wheatley LLC and a general partner of Seneca Ventures, Woodland Partners and Woodland Venture Fund, Mr. Rubenstein may be deemed to have shared power to vote and dispose of 448,000 shares of Class A Common Stock, representing approximately 8.2% of the outstanding shares of Class A Common Stock.

                  Irwin  Lieber  has sole  power to vote and  dispose  of 21,000 shares of Class A Common Stock, representing approximately 0.4% of the outstanding shares of Class A Common Stock. By virtue of being a member and an officer of Wheatley LLC, Irwin Lieber may be deemed to have shared power to vote and dispose of 364,000 shares of Class A Common Stock, representing approximately 6.6% of the outstanding shares of Class A Common Stock.

                  Barry Fingerhut has sole power to vote and dispose of 21,000 shares of Class A Common Stock, representing approximately 0.4% of the outstanding shares of Class A Common Stock. By virtue of being a member and an officer of Wheatley LLC, Barry Fingerhut may be deemed to have shared power to vote and dispose of 364,000 shares of Class A Common Stock, representing approximately 6.6% of the outstanding shares of Class A Common Stock.

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 18 of 28 Pages
-----------------------------------            ---------------------------------

                  Wheatley Foreign has sole power to vote and dispose of 21,590 shares of Class A Common Stock, representing approximately 0.4% of the outstanding shares of Class A Common Stock and may be deemed to have shared power to vote and dispose of 342,410 shares of Class A Common Stock, representing approximately 6.2% of the outstanding shares of Class A Common Stock.

                  By virtue of being a general partner of Wheatley Foreign, Wheatley Management may be deemed to have shared power to vote and dispose of 21,590 shares of Class A Common Stock, representing approximately 0.4% of the outstanding shares of Class A Common Stock.

                  Seneca has sole power to vote and dispose of 28,000 shares of Class A Common Stock representing approximately 0.5% of the outstanding shares of Class A Common Stock.

                  Woodland Venture Fund has sole power to vote and dispose of 35,000 shares of Class A Common Stock representing approximately 0.6% of the outstanding shares of Class A Common Stock.

                  Woodland Partners has sole power to vote and dispose of 21,000 shares of Class A Common Stock representing 0.4% of the outstanding shares of Class A Common Stock.

                  By virtue of being a general partner of Woodland Partners and an officer of Woodland Services Corp., which is a general partner of Seneca Ventures and Woodland Venture Fund, Marilyn Rubenstein may be deemed to have shared power to vote and dispose of 84,000 shares of Class A Common Stock, representing approximately 1.5% of the outstanding shares of Class A Common Stock.

                  By virtue of being a general partner of Seneca Ventures and Woodland Venture Fund, Woodland Services Corp. may be deemed to have shared power to vote and dispose of 63,000 shares of Class A Common Stock, representing approximately 1.1% of the outstanding shares of Class A Common Stock.

                  (c) The following table sets forth a description of all transactions in shares of Class A Common Stock or Class B Common Stock of the Issuer by the Reporting Persons since the filing of Amendment No. 3.

                                 Transaction     Number of Shares   Transaction
           Name                     Date         Acquired/Sold         Price
           ----                     ----         -------------         -----

Class A Common Stock
--------------------
Barry Rubenstein Rollover IRA      3/3/99              30,000(S)         $10.65

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 19 of 28 Pages
-----------------------------------            ---------------------------------


                                    3/5/99             20,000(C)        (1)
                                    3/12/99             5,000(S)(2)     $8.25
                                    3/15/99             5,500(S)(2)     $8.1875
Foundation                          3/16/99             9,500(S)(2)     $8.1875
Brookwood                           3/5/99              8,000(C)        (1)
                                    3/17/99             8,000(S)(2)     $8.25
Wheatley                            3/5/99            342,410(E)        (3)
Wheatley Foreign                    3/5/99             21,590(E)        (3)
Woodland Venture Fund               3/5/99             21,000(E)        (3)
Seneca Ventures                     3/5/99             28,000(E)        (3)
Barry Fingerhut                     3/5/99             21,000(E)        (3)
Irwin Lieber                        3/5/99             21,000(E)        (3)

Class B Common Stock
--------------------
Foundation                          3/5/99             10,000(C)        (1)
Brookwood                           3/5/99              4,000(C)        (1)


---------------

(1) Upon the filing of an Amended and Restated Certificate of Incorporation of the Issuer, which occurred concurrently with consummation of the Merger, all shares of Class B Common Stock were converted (C) into two shares of Class A Common Stock and two Class A Warrants.

(2) The sales of shares of Class A Common Stock set forth in the table above are designated by an (S) and were consummated in open market transactions.

(3)      Pursuant to the Merger,  the holders  preferred  stock of MGC exchanged
         (E) such securities for (i) shares of Class A Common Stock and (ii) nominal warrants to purchase shares of Class A Common Stock (0.4146744 shares of Class A Common Stock and warrants to purchase 0.07898667 shares of Class A Common Stock for each shares of MGC preferred stock). Additionally, the Issuer offered to exchange MGC warrants for (i) shares of Class A Common Stock and (ii) nominal warrants to purchase shares of Class A Common Stock (0.145326 shares of Class A Common Stock and warrants to purchase 0.02768 shares of Class A Common Stock for each MGC warrant). Pursuant to an escrow agreement, 200,000 shares of Class A Common Stock issued to former MGC security holders, on a pro rata basis, has been placed into escrow to cover claims that may arise as a result of the Merger. (approximately six percent of the shares of Class A Common Stock received by the former

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D         Page 20 of 28 Pages
-----------------------------------            ---------------------------------


         MGC security holders, including the shares of Class A Common Stock set forth in the table above).

         Item 5(e) is amended to read in its entirety as follows:

                  On March 5, 1999, the Issuer filed an Amended and Restated Certificate of Incorporation that, among other things, reclassified and combined the Class B Common Stock into the Class A Common Stock, and, as a result, each of the Foundation, Barry Rubenstein, Marilyn Rubenstein, Brian Rubenstein and Rebecca Rubenstein ceased to be the beneficial holders of more than five percent of the Class B Common Stock. As a result of the sales of all of the shares of Class A Common Stock, which are described in Item 5(c) above, held by the Foundation and Brookwood, the Foundation and Brookwood do not beneficially own any securities of the Issuer and are no longer deemed part of this Schedule 13D.

         Item 6 is amended to add the following:

Item 6.  Contracts, Agreements, Understandings or
                  Relationships with Respect to Securities of Issuer.

                  On March 5, 1998, in connection with the Merger, each of Wheatley, Wheatley Foreign, Woodland Venture Fund, Woodland Partners and Seneca Ventures executed a lock-up agreement pursuant to which each of the entities agreed not to sell, offer or otherwise dispose of the securities of the Issuer received in connection with the Merger or the transactions contemplated thereby without the prior consent of the Issuer. Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

                  Item 7 is amended to add the following:

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit A.  Lock-up Agreement

Exhibit B.  Joint Filing Agreement

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 21 of 28 Pages
-----------------------------------            ---------------------------------



                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   March 29, 1999              THE MARILYN AND BARRY RUBENSTEIN
                                     FOUNDATION



                                     By:/s/ Barry Rubenstein
                                        ----------------------------------------
                                            Barry Rubenstein, a Trustee


                                     /s/ Barry Rubenstein
                                     -------------------------------------------
                                     Barry Rubenstein


                                     BROOKWOOD PARTNERS, L.P.


                                     By:/s/ Barry Rubenstein
                                        ----------------------------------------
                                        Barry Rubenstein, a General Partner


                                     WHEATLEY PARTNERS, L.P.
                                     By: Wheatley Partners, LLC,
                                         the General Partner


                                     By:  /s/ Irwin Lieber
                                        ----------------------------------------
                                        Irwin Lieber, President


                                     /s/ Irwin Lieber
                                     -------------------------------------------
                                     Irwin Lieber


                                     /s/ Barry Fingerhut
                                     -------------------------------------------
                                      Barry Fingerhut

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 22 of 28 Pages
-----------------------------------            ---------------------------------


                                     WHEATLEY FOREIGN PARTNERS, L.P.
                                     By: Wheatley Partners, LLC,
                                         a General Partner

                                     By: /s/ Irwin Lieber
                                         ---------------------------------------
                                         Irwin Lieber, President


                                     SENECA VENTURES

                                     By:   /s/ Barry Rubenstein
                                        ----------------------------------------
                                        Barry Rubenstein, a General Partner


                                     WOODLAND PARTNERS

                                     By:   /s/ Barry Rubenstein
                                        ----------------------------------------
                                        Barry Rubenstein, a General Partner


                                     WOODLAND VENTURE FUND

                                     By:   /s/ Barry Rubenstein
                                        ----------------------------------------
                                        Barry Rubenstein, a General Partner

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 23 of 28 Pages
-----------------------------------            ---------------------------------


                                  EXHIBIT INDEX




Exhibit                                                               Page
A.       Lock-up Agreement                                             24
B.       Joint Filing Agreement                                        27

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 24 of 28 Pages
-----------------------------------            ---------------------------------


                                                     March 5, 1999




North Atlantic Acquisition Corp.
5 East 59th Street, 3rd Floor
New York, New York 10022

Moto Guzzi Corp.
c/o Trident Rowan Group, Inc.
2 Worlds Fair Drive
Somerset, NJ 08873

                  Re:      Restriction on Stock Sales

Dear Sir or Madam:

         Upon consummation of the Agreement and Plan of Merger and Reorganization dated August 18, 1998, as amended, the ("Merger Agreement", or the "Merger") among North Atlantic Acquisition Corp. ("NAAC"), Trident Rowan Group, Inc. ("TRG") and Moto Guzzi Corp. ("Moto Guzzi"), NAAC will convert and exchange (i) the shares of common stock, $.01 par value, ("Old Moto Guzzi Common Stock") of Moto Guzzi outstanding on the date of this Agreement and the shares of preferred stock, $.01 par value ("Old Moto Guzzi Preferred Stock") of Moto Guzzi outstanding on the date of this Agreement for (A) 3,110,058 shares of the Class A Common Stock, $.01 par value ("Class A Common Stock") of NAAC, subject to adjustment, and (B) warrants (the "Nominal Warrants") to purchase 592,400 shares of Class A Common Stock. In addition in consideration of the contribution to the capital of Moto Guzzi of certain intercompany indebtedness, upon consummation of the Merger, NAAC will issue to the holders of such indebtedness 871,953 Class A Common Stock and Nominal Warrants to purchase 166,080 of Class A Common Stock. Furthermore, in consideration of the cancellation of certain warrants to purchase shares of Old Moto Guzzi Common Stock, upon consummation of the Merger NAAC w3ill issue to the holders of such warrants up to 217,989 shares of Class A

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 25 of 28 Pages
-----------------------------------            ---------------------------------


Common Stock and Nominal Warrants to Purchase up to 41,520 shares of Class A Common Stock.

         NAAC has indicated that the prospect of sales of any of such shares of Class A Common Stock and Nominal Warrants, each received pursuant to the Merger Agreement and upon consummation of the Merger (collectively the "Securities"), prior to several months after March 5, 199, which is the effective time of the Merger (the "Effective Time") could be detrimental to their merger efforts. NAAC requests that the undersigned Merger (the "Effective Time") could be detrimental to their merger efforts. NAAC requests that the undersigned agree to sell any of the Securities for a period ending on the earliest of (i) y months after the Effective Time, (ii) the date on which NAAC Class A Warrants, or (iii) the date on which any other person who has agreed to "lock-up" any NAAC securities in connection with the consummation of the Merger is released from such lock-up obligation with respect to any of such securities (the Lock-up Period"). It is understood that the term Securities, as defined above, does not include any and all securities of NAAC held by the undersigned prior to the Effective Time any and all securities of NAAC acquired by the undersigned after the Effective Time as a result of any transaction not described in the first paragraph hereof.

         The undersigned recognizes that is in the best financial interests of the undersigned, as a holder of the securities of Moto Guzzi, that Moto Guzzi complete the proposed Merger.

         The undersigned further recognizes that the undersigned's Securities, are, or may be, subject to certain restrictions on its transferability, including those imposed by the federal securities laws. Notwithstanding these restrictions, the undersigned has agreed to enter into this Agreement to further assure NAAC that the Securities of the undersigned will not enter the public market at a time that might impair the merger efforts.

         The undersigned, therefore, hereby acknowledges and agrees that the undersigned will not, directly as indirectly, without the prior written consent of NAAC sell, offer, contract to sell, grant any option to purchase or otherwise dispose (collectively, "a Disposition") of any of the Securities or of any securities convertible into or exchangeable for, or any rights to purchase or acquire any of the Securities, held by the undersigned, or which maybe deemed to be beneficially owned by the undersigned pursuant to the Rules and Regulations promulgated under the Securities Act of 1933, as amended (collectively the "Lock-Up Securities"), for a period commencing at the Effective Time and ending at the end of the Lock-Up Period. The foregoing restriction is expressly agreed to preclude the holder of Lock-Up Securities from engaging in any hedging or other transaction which is designed to or reasonably could be expected to lead to or result in a Disposition of Lock-Up Securities during the Lock-up Period, even if such Lock-Up Securities would be disposed of by someone other than such holder. Such prohibited hedging or other transactions would include, without limitation, any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to the any Lock-Up Securities or with respect to any securities (other than a broad-based market basked or index) that includes, relate to or derives any significant part of its value from Lock-Up Securities.

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 26 of 28 Pages
-----------------------------------            ---------------------------------


         Notwithstanding the foregoing, the undersigned may transfer any or all of the Lock-Up Securities (i) as a bona fide gift or gifts, (ii) as a distribution to limited partners or shareholders of such person or (iii) to an affiliate of such person; provided, however, that in any such case it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Lock-Up Securities subject to the provisions of this letter agreement. The transferor shall notify NAAC in writing prior to the transfer and there shall be no further transfer of such Lock-Up
Securities except in accordance with this letter agreement. In addition, notwithstanding the foregoing, the undersigned may pledge the Lock-Up Securities to a bona fide lender who has extended or is extending credit to the undersigned or his or its affiliates.

         Executed as an instrument under seal this 5th day of March, 1999.

                                                     Very truly yours,



                                                  SENECA VENTURES
                                                  WOODLAND VENTURE FUND
                                                  WOODLAND PARTNERS
                                                  WHEATLEY PARTNERS, L.P.
                                                  WHEATLEY FOREIGN PARTNERS L.P.


                                                  By:_________________________
                                                           Barry Rubenstein

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 27 of 28 Pages
-----------------------------------            ---------------------------------

                                    EXHIBIT B

                             JOINT FILING AGREEMENT


                  In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an amendment to Schedule 13D dated March 29, 1999 (including amendments thereto) with respect to the Class A Common Stock of Moto Guzzi Corporation (f/k/a North Atlantic Acquisition Corp.). This Joint Filing Agreement shall be filed as an Exhibit to such amendment.


Dated:   March 29, 1999              THE MARILYN AND BARRY RUBENSTEIN
                                     FOUNDATION



                                     By:/s/ Barry Rubenstein
                                        ----------------------------------------
                                            Barry Rubenstein, a Trustee


                                     /s/ Barry Rubenstein
                                     -------------------------------------------
                                     Barry Rubenstein


                                     BROOKWOOD PARTNERS, L.P.


                                     By:/s/ Barry Rubenstein
                                        ----------------------------------------
                                        Barry Rubenstein, a General Partner


                                     WHEATLEY PARTNERS, L.P.
                                     By: Wheatley Partners, LLC,
                                         the General Partner


                                     By:  /s/ Irwin Lieber
                                        ----------------------------------------
                                        Irwin Lieber, President


                                     /s/ Irwin Lieber
                                     -------------------------------------------
                                     Irwin Lieber


                                     /s/ Barry Fingerhut
                                     -------------------------------------------
                                      Barry Fingerhut

-----------------------------------            ---------------------------------
CUSIP No. 619819   10  5                13D          Page 28 of 28 Pages
-----------------------------------            ---------------------------------


                                     WHEATLEY FOREIGN PARTNERS, L.P.
                                     By: Wheatley Partners, LLC,
                                         a General Partner

                                     By: /s/ Irwin Lieber
                                         ---------------------------------------
                                         Irwin Lieber, President


                                     SENECA VENTURES

                                     By:   /s/ Barry Rubenstein
                                        ----------------------------------------
                                        Barry Rubenstein, a General Partner


                                     WOODLAND PARTNERS

                                     By:   /s/ Barry Rubenstein
                                        ----------------------------------------
                                        Barry Rubenstein, a General Partner


                                     WOODLAND VENTURE FUND

                                     By:   /s/ Barry Rubenstein
                                        ----------------------------------------
                                        Barry Rubenstein, a General Partner